
May 2, 2011

<u>Via Facsimile</u>
Mr. Jason F. Griffith
Chief Executive Officer
Amerigo Energy, Inc.
2580 Anthem Village Drive
Henderson, NV 89052

> **Re: Amerigo Energy, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 18, 2011**
> **Item 4.01 Forms 8-K/A**
> **Filed March 29, 2011 and April 29, 2011**
> **Item 4.02 Form 8-K**
> **Filed March 29, 2011**
> **Item 4.02 Forms 8-K/A**
> **Filed April 15, 2011 and April 29, 2011**
> **File No. 000-09047**

Dear Mr. Griffith:

    We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
> /s/ Ethan Horowitz
>
> Ethan Horowitz
> Branch Chief